# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Founder Group Ltd, CIK 0001989930
CUSIP: G3662E121
Title of class of securities: Class A shares
Address of issuer's principal executive offices: NO. 17, JALAN ASTANA 1D, BANDAR BUKIT RAJA, 41050 KLANG, SELANGOR DARUL EHSAN, Malaysia (N8), 41050
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002088488

## Reporting persons
- Marex Financial: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 54,407; shared voting power 0; sole dispositive power 54,407; shared dispositive power 0; aggregate amount beneficially owned 54,407 (5.2% of the class)
- Marex Group Ltd: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 54,407; shared voting power 0; sole dispositive power 54,407; shared dispositive power 0; aggregate amount beneficially owned 54,407 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Founder Group Ltd
Address of issuer's principal executive offices: NO. 17, JALAN ASTANA 1D, BANDAR BUKIT RAJA, 41050 KLANG, SELANGOR DARUL EHSAN, MALAYSIA, 41050

## Item 2. Person Filing
Name of person filing:
Marex Financial
Marex Group plc
Address of principal business office or, if none, residence:
Marex Financial
155 Bishopsgate
London, X0 EC2M 3TQ

Marex Group plc
155 Bishopsgate
London, X0 EC2M 3TQ
Citizenship:
Marex Financial
United Kingdom

Marex Group plc
United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 54,407
Percent of class: 5.17
Sole power to vote or to direct the vote: 54,407
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 54,407
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Marex Financial: Scott Linsley, Corporate Secretary (08/27/2026)
- Marex Group Ltd: Scott Linsley, Corporate Secretary (08/27/2026)